UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F           ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436). This Report on Form 6-K is also incorporated by reference into the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on February 27, 2017 (File No.333-216253).

On March 9, 2018 Algonquin Power & Utilities Corp. (“Algonquin”) completed the previously announced purchase of a 25.0% equity interest in Atlantica Yield from Abengoa S.A. (“Abengoa”). Algonquin holds 25,054,315 of our ordinary shares, with the option to purchase the remaining 16,503,348 ordinary shares, approximately 16.47%, from Abengoa within 60 days after the date of the initial 25.0% transfer. Algonquin also announced the completion of the previously announced joint venture (“AAGES”) with Abengoa.

With the completion of the purchase of 25.0% of our shares, the right of first offer agreements we entered into with AAGES and Algonquin have become effective as well as the shareholders agreement we signed with AAGES and Algonquin.

Changes in the Board of Directors

On March 9, 2018, pursuant to their acquisition of a 25% interest in Atlantica Yield and in accordance with our articles of association, Algonquin appointed Mr. Ian Robertson and Mr. Chris Jarratt to the board of directors of Atlantica Yield, substituting Mr. Joaquin Fernandez de Pierola and Mr. Santiago Seage. Mr. Seage will continue serving as Chief Executive Officer of Atlantica Yield.

Mr. Robertson is a founder of Algonquin and currently serves as Algonquin’s CEO.  He has close to 30 years of experience in the development, financing, acquisition and operation of electric power generating projects and in the operation of diversified regulated utilities.  Mr. Robertson is an electrical engineer who holds a Bachelor of Applied Science degree (University of Waterloo), a Professional Engineering designation, a Master of Business Administration degree (York University), and a Global Professional Master of Laws degree (University of Toronto). He is also a CFA® charterholder and a Chartered Director (C.Dir. - McMaster University).

Mr. Jarratt is a founder of Algonquin and currently serves as Algonquin’s Vice Chair.  He has nearly 30 years of experience in the independent electric power and utility sectors. Mr. Jarratt holds an Honors Bachelor of Science degree (University of Guelph), a Professional Engineering designation and is a Chartered Director (C.Dir.). Mr. Jarratt was co-recipient of the 2007 Ernst & Young Entrepreneur of the Year finalist award.

The board of directors of Atlantica Yield would like to welcome the new directors. The board would also like to thank Mr. Fernandez de Pierola for his contributions as director.

Attached to this Report on Form 6-K are the following exhibits:

Exhibit Number	Exhibit
4.13	Shareholders Agreement among Atlantica Yield, AAGES and Algonquin Power & Utilities Corp. dated March 5, 2018
4.14	Right of First Offer Agreement between Atlantica Yield and AAGES dated March 5, 2018
4.15	Right of First Offer Agreement between Atlantica Yield and Algonquin Power and Utilities Corp. dated March 5, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

 Date: March 12, 2018